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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhan Kim 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Junhan Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended March 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/25/2012
Date

President
Title

SWORN TO BEFORE ME THIS 25
DAY OF May, 2012
STATE OF NEW YORK
COUNTY OF New York } s.s.

Notary Public

MADELINE SANTANA
Notary Public, State of New York
No. 01SA4944789
Qualified in Queens County
Commission Expires Nov. 28, 2014

Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2012

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,100,986
COMMISSIONS RECEIVABLE FROM PARENT AND RELATED PARTY	1,104,002
INTEREST RECEIVABLE	130,489
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	20,000,000
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $351,018	257,303
PREPAID INCOME TAXES	232,746
OTHER ASSETS	325,718
TOTAL ASSETS	$31,151,244

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 1,624,544
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	24,526,700
Total stockholder's equity	29,526,700
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$31,151,244

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commissions from its brokerage services.

The Company clears all transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of March 31, 2012.

Revenue Recognition — Commission revenues are accrued as earned. Research fees income are recognized when the services are provided and collection is reasonably assured. Interest and dividend revenues are earned from the underlying financial instruments owned and are recorded on an accrual basis.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements and Disclosures — The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820, *Fair Value Measurement and Disclosures establishes*, a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

The Company accounts for all other assets and liabilities at their carrying value, which approximate fair value.

Collateralized Agreements — Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized agreements. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral when appropriate. Reverse repos are carried at contract value. Interest on such contract amounts is accrued and is included in the statement of financial condition in interest receivable.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Net Capital Requirement. Under this Alternate rule, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of March 31, 2012, the Company has net capital of $7,469,568, which exceeds the required net capital by $7,219,568.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2012 by financial statement line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of Financial Instruments	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents — money market funds	$ 343,748	$ -	$ -	$ 343,748

There were no transfers between Level 1 and Level 2 or Level 2 and Level 1 during the year.

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2012 is as follows:

		Deferred Tax Assets
Accrued expense	$	226,872
Property and equipment		155
Deferred rent		51,662
Total deferred tax assets	$	278,689

The deferred tax assets are included in the other assets in the accompanying statement of financial condition. The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of March 31, 2012.

The Company's Federal corporate income tax returns from 2008 through current year are open to examination by the Internal Revenue Service. Regarding New York State and New York City tax returns, the Company's tax returns for 2007 through 2009 remain open for examination.

No material uncertain tax positions exist as of March 31, 2012.

6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Also, the Company executes purchases and sales of Hong Kong/ Chinese securities for customers through the related party. Related commissions receivable from the Parent and related party as of March 31, 2012 amounted to $1,104,002.

The Company has reverse repurchase agreements with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2012 and the interest rate of LIBOR plus 1% semiannually (1.6311% at March 31, 2012). The related interest receivable at March 31, 2012 amounted to approximately $130,000. At March 31, 2012, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was approximately $20,587,000.

In addition, at March 31, 2012, the Company has due to an affiliate of $143,105, which is included in the accrued expenses and other liabilities, for certain operating expense paid by the affiliate on behalf of the Company.

7. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to

15% of their compensation or $16,500 for the year ended March 31, 2012. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

8. PROPERTY AND EQUIPMENT

At March 31, 2012, office equipments, furniture and fixtures are comprised of the following:

Office equipment	$ 407,316
Furniture and fixtures	201,005
	608,321
Less accumulated depreciation	(351,018)
Total	$ 257,303

9. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in Mar 2018. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending March 31	**Amount**
2013	$ 678,563
2014	737,313
2015	737,313
2016	737,313
2017	737,313
2018 and thereafter	737,313
	$4,365,128

10. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2012. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

11. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2012. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company places its cash and cash equivalents with large financial institutions. At March 31, 2012, $5,973,824 of cash and cash equivalents are held at one financial institution.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On May 8, 2012, the Company renewed reverse repurchase agreements with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2015 and the interest rate of LIBOR plus 0.75% semiannually. There were no other events that required to be measured or disclosed in these financial statements.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 25, 2012

Samsung Securities (America), Inc.
1330 Avenue of the Americas, 26th Floor
New York, NY 10019

In planning and performing our audit of the financial statements of Samsung Securities (America), Inc. (the "Company") as of and for the year ended March 31, 2012 (on which we issued our report dated May 25, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP